November 10, 2004

Mail Stop 0409

J. Michael Schroeder
Chief Counsel and Corporate Secretary
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, Wisconsin 53703

Re:	Great Wolf Resorts, Inc.
	Amendment No. 2 to Form S-1
      Registration No. 333-118148
      Filed October 21, 2004

Dear Mr. Schroeder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-1 filed on October 21, 2004.

General

1. We note your response to prior comments 2 and 3. Please be advised that we will need to reconsider the integration analysis if the attorneys-in-fact renegotiate any terms of the formation transactions. Please confirm that you will inform us of any additional negotiations.

2. In connection with prior comment 4 from our last letter, you state that the Subscription Agreement attached as Exhibit A provides a fixed basis for determining the actual number of shares subject to a reduction based on rent. Unlike the draft subscription agreement faxed to the staff on October 18, 2004 specifying an exchange of TIC interests for 9,440 common shares, the new Subscription Agreement refers only to the number of shares equal to the difference between the product of seven and the Shares Per Class B Unit and a rent adjustment. Similar to the draft subscription agreement, paragraph two refers to consideration specified herein and in the Land Lease.
Supplementally, please describe what you mean by the consideration specified herein and in the Land Lease. For example, is this referring to the product of seven and the rent adjustment? Also, please tell us why the put option formula is different in the two agreements. We note that the multiplier is seven in the Ragatz Trust agreement and 7.5 in the Neviaser agreement.

3. We note and appreciate your responses to comments 6 and 7. Please revise your risk factor disclosure to include a risk factor describing your potential violation of Section 5 regarding the offer and sale of condominiums by Blue Harbor Resort Condominium LLC. Currently, your risk factor on page 23 makes no specific reference as you state in your response that the Blue Harbor Resort Condo LLC offers and sales may be considered unregistered and non-exempt offers and sales of securities.

Cover Page

4. Revise to delete the term "Sole Book-Runner" from your cover page.
This term is not required by Item 501 of Regulation S-K and is not key to an investment decision. We will not object if you include the term on the back cover of your prospectus and in the Plan of Distribution section. Please confirm supplementally that you will not include the term "Sole Book-Runner" or any similar term in the prospectus that you circulate to investors.

Summary

5. We note your response and reissue prior comment 8. Please further revise the summary to balance your discussion of Competitive Strengths and Business and Growth Strategies with a summary of your competitive weaknesses or the most material risks associated with your company.

Certain Relationships and Related Transactions, pages 94-95

6. We note your disclosure of related party transactions in Notes
5
and 6 to your financial statements not currently disclosed here.
Please revise to disclose these related transactions or alternatively, please tell us why you do not believe you are required to do so. Refer to Item 404 of Regulation S-K.




Underwriting, page 105

7. In response to prior comment 16, we note the fifth bullet point of your response refers to "customary market outs." Supplementally, please provide a draft copy of the underwriting agreement for us to review. We may have further comments on this condition.

8. We note your supplemental response dated October 21, 2004 updating your response to prior comment 75 from our letter dated September 15,
2004. Supplementally, please confirm that those underwriters utilizing the i-Deal service have cleared these online offering procedures with the staff. If not, please provide a more detailed description of these online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

Great Wolf Resorts, Inc-Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial
Statements, page F-5

9. We note your response to comment 19. Your disclosure on page 2 of the registration statement indicates you are purchasing the resorts for 14,035,334 shares (at $16 per share) as well as $97.6 million in cash. Please explain to us how this reconciles to the $257,337 purchase price disclosed in Note F and revise your disclosure accordingly. Please provide the form and amount of consideration for each entity including the number of shares.

Notes to the Consolidated Financial Statements-Great Wolf
Predecessor
Commitments and Contingencies, page F-28

10. We note your response to comment 20. However, we reiterate our request that you disclose whether you have a legal right to offset that is "enforceable by law". Refer to paragraph 5 of FIN 39. In addition, you state that you "purchased" the IRB`s in connection with the transaction. Please clarify for us whether you purchased the bonds with cash or through the transfer of title of the Kansas City resort and revise your disclosure accordingly.

      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jay Spinella at (202) 942-7323 or Donna Di Silvio at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc: 	Alan J. Prince, Esq. (via facsimile)
	Todd W. Latz, Esq.
  	King & Spalding LLP

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Great Wolf Resorts, Inc.
November 10, 2004
Page 1